Filed Pursuant to Rule 433

Registration Statement No. 333-156305

The Korea Development Bank

US$750,000,000 4.375% Notes due 2015 (the “Notes”)

Final Term Sheet

February 3, 2010

Issuer	The Korea Development Bank

Issue currency	U.S. DOLLAR ($)

Issue size	US$750,000,000

Maturity date	August 10, 2015

Settlement date	On or about February 10, 2010, which will be the fifth business day following the date of this final term sheet. If you wish to trade the Notes on the date of this final term sheet or the next succeeding day, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.

Interest rate	4.375% per annum (payable semi-annually)

Interest payment dates	February 10 and August 10 of each year, commencing on August 10, 2010 and with interest accruing from February 10, 2010

Public offering price	99.724%

Gross proceeds	US$747,930,000

Underwriting discounts	0.3%

Selling concession	0.2%

Net proceeds (after deducting underwriting discounts but not estimated expenses)	US$745,680,000

Denominations	US$100k/1k

Day count	360-day year consisting of twelve 30-day months

Listing	Application has been made to list the Notes on the Singapore Exchange Securities Trading Limited

Governing Law	New York

Fiscal Agent	The Bank of New York Mellon (formerly known as The Bank of New York)

CUSIP	500630BR8

ISIN	US500630BR88

Ratings	A2 (negative) / A (negative) / A+ (stable)

Joint Bookrunners	BNP Paribas Securities Corp., Daewoo Securities Co., Ltd., The Hongkong and Shanghai Banking Corporation Limited, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. International plc

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-500-5408.

The most recent prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/869318/000119312510020111/d424b5.htm

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.